

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2016

Mail Stop 4631

Andrean R. Horton

A. Schulman, Inc.
Executive Vice President and Chief Legal Officer
3637 Ridgewood Rd.
Fairlawn, OH 44333

> **Re: A. Schulman, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 27, 2016**
> **File No. 333-214278**

Dear Ms. Horton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we will not be in a position to take action on the above-captioned registration statement until you clear comments on our review of your Form 10-K for the year ended August 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at 202-551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact me aor me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction